SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 3)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
CROWLEY MARITIME CORPORATION

(Name of Subject Company)
CROWLEY MARITIME CORPORATION

(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Gary L. Depolo
Chairman of the Special Committee of the Board of Directors
Crowley Maritime Corporation
9487 Regency Square
Jacksonville, Florida 32225
(904) 727-2200

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the persons filing statement)
With a Copy to:
Bruce Alan Mann
Michael O’Bryan
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, as amended and supplemented by Amendment No. 2 filed with the SEC on March 22, 2007, by Crowley Maritime Corporation (the “Company”). Crowley Newco Corporation (the “Purchaser”) has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Company, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007, and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is amended and supplemented as follows:
     (1) The following new disclosure is hereby added to the end of the section entitled “Analyses by JMP Securities LLC”:
     Management’s Financial Forecast
     The Company does not, in the ordinary course of business, publicly disclose financial projections or forecasts. However, in connection with the Offer, the Company’s management provided to JMP the following “upside” financial forecast, deemed its “base case” forecast, prepared by Company management and utilized in JMP’s valuation analysis. This forecast was not prepared with a view towards public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company’s certified public accountants have not examined or compiled any of these projections or expressed any conclusion or provided for any form of assurance with respect to the forecast and, accordingly, assume no responsibility for them. This forecast is not fact and should not be relied upon as being indicative of future results. You are cautioned not to place undue reliance on this forecast.
     The financial forecast below constitutes forward-looking statements and involve numerous risks and uncertainties. While presented with numerical specificity, this forecast reflects numerous assumptions made by Company management, many of which are inherently uncertain and subject to change. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict, may cause this forecast or the underlying assumptions to be inaccurate. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. Neither the Special Committee, nor the Company or any of its affiliates, advisors or representatives has made or makes any representation to any person regarding the Company’s ultimate performance compared to the information contained in these projections. Except to the extent required under applicable securities laws, neither the Company nor the Special Committee intends to update or otherwise revise this financial forecast to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event any or all of the assumptions underlying this forecast is shown to be in error.

	Fiscal Year Ended December 31,
	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

Revenue	$1,551.8	$1,651.4	$1,685.2	$1,748.9	$1,815.6	$1,805.2	$1,841.3	$1,882.8	$1,921.8
Operating Income After Asset Transactions	131.8	175.2	165.7	180.7	197.5	182.8	207.4	213.4	211.6
Asset Transactions	(17.2)	—	—	—	—	—	—	—	—
EBITDA	223.4	272.7	265.2	287.2	286.4	278.7	301.9	312.0	307.0
Net Income	60.7	84.7	79.9	88.9	104.1	95.8	109.0	116.6	118.6
Capital Expenditures	(182.9)	(79.0)	(195.3)	(239.6)	(170.0)	(55.2)	(12.1)	(11.1)	(11.3)
     (2) The sections entitled “Comparable Public Company Analysis” and “Precedent Transaction Analysis” are hereby amended to read in their entirety as follows:
     Comparable Public Company Analysis
     JMP reviewed and compared publicly available selected financial data and stock trading prices for eight publicly traded companies, chosen by JMP based on their common participation in the maritime shipping services industry and similar market capitalizations ^ to the Company. The comparable companies chosen by JMP included:

Alexander & Baldwin Inc.	Overseas Shipholding Group Inc.
Horizon Lines, Inc.	Seacor Holdings Inc.
International Shipholding Corp.	Tidewater Inc.
Kirby Corp.	Trico Marine Services Inc.
     For ^ each of these comparable companies, JMP initially calculated the applicable company’s ratios of the total enterprise value ^ calculated as the applicable company’s market capitalization, plus total debt, minus cash and cash equivalents ^ to (1) that company’s actual or estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for each of fiscal years 2006 and 2007, (2) that company’s actual EBITDA minus capital expenditures, net of gains on sale of assets) for fiscal year 2006, and (3) that company’s actual or estimated earnings before interest and taxes, or EBIT, for each of fiscal years 2006 and 2007. For the Company, JMP calculated the same ratios above, except that market capitalization was the product of the number of Common Stock outstanding multiplied by the Offer Price. All multiples were based on closing stock prices as of March 13, 2007. Fiscal year 2006 EBITDA, EBIT and capital expenditures were actual figures available in publicly-filed SEC reporting documents for the twelve months representing each company’s fiscal year 2006. Fiscal year 2007 estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on the Company management’s “upside scenario” projections.
     JMP also calculated the ratios of the equity value of the Company ^, calculated by multiplying the number of Common Stock outstanding ^ by the Offer Price^, to the Company’s actual or estimated net income for the Company’s fiscal years 2006 and 2007, and compared that to the comparable companies’ actual or estimated price to earnings ratios, ^calculated as the applicable company’s stock price divided by its actual or estimated earnings for the calendar years 2006 and 2007^. All multiples were based on closing stock prices as of March 13, 2007. Earnings estimates for the comparable companies were based on analyst estimates and excluded extraordinary items; corresponding estimates for the Company were based on Company management’s “upside scenario” projections.
     JMP next calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

Ratio	Enterprise Value			EBITDA —
	/ EBITDA			CAPEX	Enterprise Value / EBIT			Price / Earnings
	2006A		2007E	2006A	2006A		2007E	2006A		2007E
Comp. Companies Multiples
Mean:	7.6 x	–	6.5 x	11.8 x	10.6 x	–	10.1 x	13.6 x	–	14.3 x
Median:	7.6	–	6.4	9.0	8.6	–	9.9	10.9	–	15.0
High:	10.7	–	8.1	23.4	16.9	–	14.8	22.0	–	18.6
Low:	4.1	–	4.5	4.8	5.1	–	5.9	6.6	–	9.1

Ratio								Equity Value /
Net Income
								2006A		2007E

Company Implied Transaction Multiple	6.0 x	–	4.1 x	24.6 x	11.7 x	–	7.4 x	15.2 x	–	9.7 x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	–	$8,247.2	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and the resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable companies multiple and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     JMP also conducted a sensitivity analysis using 20% lower “downside scenario” financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.
     Based on a review of Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock as compared to the Offer Price:

Ratio	Enterprise			EBITDA —
	Value / EBITDA			CAPEX	Enterprise Value / EBIT			Price /Earnings
	2006A		2007E	2006A	2006A		2007E	2006A		2007E
Comp. Companies Multiples
Mean:	7.6x	–	6.5x	11.8x	10.6x	–	10.1x	13.6x	–	14.3x
Median:	7.6	–	6.4	9.0	8.6	–	9.9	10.9	–	15.0
High:	10.7	–	8.1	23.4	16.9	–	14.8	22.0	–	18.6
Low:	4.1	–	4.5	4.8	5.1	–	5.9	6.6	–	9.1

Ratio								Equity Value /
Net Income
								2006A		2007E

Company Implied Transaction Multiple	6.0 x	–	4.4 x	24.6 x	11.7 x	–	8.6 x	15.2 x	–	12.3 x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	–	$7,247.9	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable companies multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     No company utilized in the comparable public company analysis is identical to the Company. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

     Precedent Transaction Analysis
     JMP selected for review 13 other ^ comparable merger and acquisition transactions based on their recent announcement dates and the participants’ participation in the maritime shipping services industry, and conducted an analysis of these transactions based on certain publicly available financial data and the purchase prices paid.
Comparable Transactions

Announcement Date	Buyer Name	Seller Name

September 25, 2006	Overseas Shipholding Group, Inc.	Maritrans, Inc.
September 18, 2006	Teekay Shipping Corp.	Petrojarl ASA
August 14, 2006	World Wide Shipping Agency, Inc.	General Maritime Corp.
December 9, 2005	Babcock & Brown Infrastructure Group	PD Ports PLC
August 22, 2005	Navalmar UK Ltd.	MC Shipping, Inc.
August 21, 2005	TUI AG	CP Ships Ltd.
June 20, 2005	Wilh. Wilhelmsen ASA	Unitor ASA
March 31, 2005	Auckland Regional Council	Ports of Auckland Ltd.
March 16, 2005	SEACOR Holdings, Inc.	Seabulk International, Inc.
December 13, 2004	Overseas Shipholding Group, Inc.	Stelmar Shipping Ltd.
September 10, 2004	Sime Darby Bhd.	Jaya Holdings Ltd.
August 24, 2004	Siem Industries	Star Reefers Inc.
May 4, 2004	Navalmar UK Ltd.	MC Shipping, Inc.
     For the Offer and each comparable transaction, JMP initially calculated the total enterprise value of the transaction, ^the market value of the target company’s equity securities, plus its debt, minus its cash and cash equivalents^, as multiples of (1) the target company’s actual EBIT, EBITDA, EBITDA minus capital expenditures, net of gains on sale of assets), and net income for the latest twelve month period (“LTM”) ended on the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction, and (2) the target company’s estimated EBIT, EBITDA, and net income for the next twelve month period (“NTM”) beginning immediately after the last day of the period covered by the target company’s Form 10-K, Form 10-Q, or equivalent foreign securities report, as applicable, last filed prior to the announcement of the relevant transaction. Where the transaction involved an acquisition of less than 100% of the seller’s equity securities, transaction values were adjusted to assume a 100% acquisition.
     JMP next calculated the average, median, high, and low multiples among the comparable companies for each ratio described above, and compared each resulting multiple to the corresponding Company multiple implied in the Offer, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

				EBITDA —
				CAPEX				Net Income
	EBITDA Multiple			Multiple	EBIT Multiple			Multiple
	LTM		NTM	LTM	LTM		NTM	LTM		NTM
Comparable Transaction Multiples
Mean:	10.8 x	–	9.6 x	17.2 x	16.2 x	–	14.6 x	20.6 x	–	15.4 x
Median:	10.7	–	8.5	14.2	16.6	–	13.2	19.1	–	12.7
High:	18.3	–	13.5	36.3	25.3	–	20.6	32.4	–	29.6
Low:	4.1	–	7.0	7.5	8.3	–	10.1	13.4	–	5.6

Company Implied Transaction Multiple	6.0 x	–	4.1 x	24.6 x	11.7 x	–	7.4 x	15.2 x	–	9.7 x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	–	$14,920.5	$2,990.0
     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable transactions multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     JMP also conducted a sensitivity analysis using 20% lower “downside scenario” NTM financial projections provided by Company management, in light of management’s disclosure that the Company has historically not met its base case projections.
     Based on a review of the Company management’s downside scenario financial projections, JMP calculated the average, median, high, and low values among the comparable companies for each ratio described above, and compared each resulting value to the corresponding ratio for the Company. The chart below summarizes such comparisons, as well as the range of implied values per share of the Common Stock, as compared to the Offer Price:

						EBITDA — CAPEX							Net Income
	EBITDA Multiple					Multiple		EBIT Multiple					Multiple
	LTM			NTM		LTM		LTM			NTM		LTM			NTM
Comparable Transaction Multiples
Mean:	10.8	x	–	9.6	x	17.2	x	16.2	x	–	14.6	x	20.6	x	–	15.4	x
Median:	10.7		–	8.5		14.2		16.6		–	13.2		19.1		–	12.7
High:	18.3		–	13.5		36.3		25.3		–	20.6		32.4		–	29.6
Low:	4.1		–	7.0		7.5		8.3		–	10.1		13.4		–	5.6

Company Implied Transaction Multiple	6.0	x	–	4.4	x	24.6	x	11.7	x	–	8.6	x	15.2	x	–	12.3	x

Implied Values Per Share of the
Company’s Common Stock			Offer Price
NMF	–	$13,595.3	$2,990.0

     This analysis indicated the Company implied transaction multiple ratios and resulting implied values per share of the Common Stock generally fell within the range of the ratios and implied per share value of Common Stock calculated from the comparable transaction multiples and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     No transaction utilized in the precedent transaction analysis is identical to the Offer. Mathematical analysis of comparable transaction data (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.
     (3) The section entitled “Historical Stock Trading Analysis and Premiums Paid Analysis” is hereby amended to read in its entirety as follows:
Historical Stock Trading Analysis and Premiums Paid Analysis
     JMP reviewed the high, low and closing prices and trading volumes of the Common Stock over the period April 15, 2002 through March 13, 2007. JMP noted that although the Common Stock never closed above the Offer Price of $2,990 per share within this period, only eight trades of an aggregate 2,076 shares were executed during this period. JMP noted that historical performance of the thinly-traded Common Stock may be a less reliable indicator of the underlying value of the Common Stock than the other analyses discussed herein.
     JMP then reviewed the 13 comparable merger and acquisition transactions described above under the heading “Precedent Transaction Analysis,” examining the closing stock price of each at one, five, ten, twenty, thirty and sixty days prior to the announcement dates of such transactions. JMP calculated the stock price acquisition premium over each such pre-announcement closing price and compared the average of all such comparable companies’ premiums to the premium (65.7%) of the Offer Price of $2,990 over the last closing trading price per share of Common Stock ($1,805 on May 17, 2006). JMP also calculated the price per share of Common Stock implied in the Offer based on the May 17, 2006 closing price of $1,805 per share and the comparable companies’ average acquisition premiums. A summary of the results of the transaction premium analysis for comparable transactions on a per share basis is set forth in the table below:
Days Prior to Transaction Announcement Date

	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days
Average Comparison Set Acquisition Premium	14.6%	15.7%	14.2%	21.6%	30.4%	26.0%
Implied Company Price per Common Share	$2,069.35	$2,088.76	$2,061.90	$2,195.23	$2,353.46	$2,274.67

     JMP noted that the Offer Price exceeds each such implied price per share of Common Stock.
     JMP conducted the same premiums paid analyses using the following ^ 18 going-private transactions. ^ JMP initially selected a group of comparable transactions that were completed in the United States between 2002 and 2006 with transaction values of less than $1.0 billion. JMP refined the transaction list by selecting transactions most comparable to the Offer, in that a single, majority shareholder purchased all unaffiliated, outstanding shares:

Announcement Date	Buyer Name	Seller Name

August 23, 2006	CP Newco, Inc	Case Pomeroy & Co, Inc.
April 20, 2006	PX Holding Corp.	Panavision, Inc.
January 30, 2006	Central Freight Lines Inc /Moyes/	Central Freight Lines, Inc.
December 13, 2005	Virbac SA	Virbac Corp.
December 2, 2005	The Saker Family Corp.	Foodarama Supermarkets, Inc.
July 8, 2005	V&S Vin & Sprit AB	Cruzan International, Inc.
January 27, 2005	Danisco A/S	Genencor International, Inc.
August 6, 2004	ERI Acquisition Corp	Elmer’s Restaurants, Inc
June 25, 2004	Investor Group (management-led)	Edelbrock Corp
April 5, 2004	Hako-Werke International GmbH	Minuteman International Inc
January 27, 2004	Lawrence Weissberg Revocable	Dover Investments Corp
December 31, 2003	Investor Group (management-led)	Boyd Bros Transportation Inc
December 2, 2003	Zimmer Family	Reeds Jewelers, Inc
November 21, 2003	Lombardi Restaurant Group Inc	Chefs International, Inc
November 21, 2003	Investor Group (management-led)	Integrity Media, Inc
November 7, 2003	Barnes & Noble, Inc	barnesandnoble.com, Inc.
May 5, 2003	Westerbeke Acquisition Corp	Westerbeke Corp
March 14, 2002	Prometheus Southeast Retail Trust	Konover Property Trust
     A summary of JMP’s premiums paid analysis involving going private transactions is set forth below:
Days Prior to Transaction Announcement Date

	1 Day	5 Days	10 Days	20 Days	30 Days	60 Days
Average Comparison Set Acquisition Premium	33.1%	30.5%	29.2%	30.3%	39.9%	36.2%
Implied Company Price per Common Share	$2,401.98	$2,356.04	$2,332.74	$2,352.25	$2,524.51	$2,459.03

     JMP noted that the acquisition premium represented by the Offer Price exceeded the comparison set’s average acquisition premiums and, in light of the other analyses summarized in this discussion, supported JMP’s determination of the fairness of the Offer Price.
     The above premiums paid analyses are based on historical performance of the Common Stock, which is thinly traded, and thus may be less reliable indicators of the underlying value of such stock than the other analyses discussed herein.
     (4) The first sentence of the section entitled “Conclusion” is hereby amended to read in its entirety as follows:
“The summary set forth above describes all of the ^ analyses performed by JMP in connection with its opinion delivered to the Special Committee on March 14, 2007.”

Item 9. Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 19, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(viii)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as Annex A to Schedule 14D-9)*†

(a)(1)(ix)	Presentation to the Special Committee of the Board of Directors of Crowley Maritime Corporation by JMP Securities LLC, dated March 14, 2007 (filed with Schedule 14D-9 electronically)†

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007†

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007†

(e)(i)	Contribution Agreement by and among Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust, dated March 16, 2007 (incorporated by reference to Exhibit (d)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(ii)	Contribution Agreement by and among Crowley Newco Corporation and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan, dated March 16, 2007 (incorporated by reference to Exhibit (d)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(iii)(A)	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B. Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.8 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

EXHIBIT NO.	DESCRIPTION

(e)(iii)(B)	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.9 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(C)	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.10 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(D)	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998 (incorporated by reference to Exhibit No. 10.11 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iv)	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr. (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717)†

(e)(v)	Agreement for Contract Services between Crowley Maritime Corporation and William P. Verdon (incorporated by reference to Exhibit No. 10.1 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2005, File No. 000-49717)†

(e)(vi)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(viii)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(ix)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 16, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference to Exhibit 99. to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(g)	None.

†	Previously filed.

*	Previously distributed by the Company to stockholders of the Company.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 25, 2007

CROWLEY MARITIME CORPORATION
By:	/s/ Arthur F. Mead III
Name:	Arthur F. Mead, III
Title:	Senior V.P. & General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 19, 2007 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from Crowley Newco Corporation (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(a)(1)(viii)	Opinion of JMP Securities LLC, dated March 14, 2007 (included as Annex A to Schedule 14D-9)*†

(a)(1)(ix)	Presentation to the Special Committee of the Board of Directors of Crowley Maritime Corporation by JMP Securities LLC, dated March 14, 2007 (filed with Schedule 14D-9 electronically)†

(a)(5)(i)	Press Release issued by Crowley Maritime Corporation on March 19, 2007†

(a)(5)(ii)	Message to Employees of Crowley Maritime Corporation regarding Stock Benefit Plans issued by Crowley Maritime Corporation on March 19, 2007†

(e)(i)	Contribution Agreement by and among Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust, dated March 16, 2007 (incorporated by reference to Exhibit (d)(ii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(ii)	Contribution Agreement by and among Crowley Newco Corporation and the Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan, dated March 16, 2007 (incorporated by reference to Exhibit (d)(iii) of the Schedule TO, filed with the SEC on March 19, 2007)†

(e)(iii)(A)	Second Amendment to Split Dollar Life Insurance Agreement between Crowley Maritime Corporation and Thomas B. Crowley, Jr., as Trustee of the Thomas B.

EXHIBIT NO.	DESCRIPTION

Crowley, Jr. Revocable Trust u/t/a dtd. July 1, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.8 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(B)	Split Dollar Life Insurance Agreement (1035 Exchange Policy) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.9 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(C)	Split Dollar Life Insurance Agreement (New Policies) between Crowley Maritime Corporation and Thomas B. Crowley, Jr. dated as of July 20, 1998 (incorporated by reference to Exhibit No. 10.10 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iii)(D)	Split Dollar Life Insurance Agreement between Crowley Maritime Corporation, Thomas B. Crowley, Jr. and Christine S. Crowley, as Distributing Trustee of the 1998 Crowley Family Generation — Skipping Trust u/t/d dtd/ November 12, 1998 by and between Thomas B. Crowley, Jr., as trustor and as trustee, dated as of November 24, 1998 (incorporated by reference to Exhibit No. 10.11 to the Company’s Registration Statement on Form 10-12G filed on April 1, 2002, File No. 000-49717)†

(e)(iv)	Settlement Agreement, dated as of December 23, 2003, between Crowley Maritime Corporation and Thomas B. Crowley, Jr. (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717)†

(e)(v)	Agreement for Contract Services between Crowley Maritime Corporation and William P. Verdon (incorporated by reference to Exhibit No. 10.1 to the Company’s Form 10-K Annual Report for the fiscal year ended December 31, 2005, File No. 000-49717)†

(e)(vi)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(viii)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan, effective as of March 16, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

(e)(ix)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 16, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on March 19, 2007)†

†	Previously filed.

*	Previously distributed by the Company to stockholders of the Company.